UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 31, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 31, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: October 30, 2013
13-33-TR

                                                                                    Teck Announces Partners Proceeding with Fort Hills Oil Sands Project

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK)(“Teck”) announced today that, along with its partners Suncor and Total, it is proceeding with the construction of the Fort Hills oil sands project.

“With an expected mine life in excess of 50 years, Fort Hills is one of the best undeveloped assets in the Athabasca region and is a natural fit with our business strategy of acquiring and developing long-life assets in stable jurisdictions,” said Don Lindsay, President and CEO at Teck. “With Fort Hills and our other oil sands assets, we are building a new division within Teck that will create value, significant cash flow and diversification for our business for decades to come.”

The Fort Hills partnership has three limited partners: Suncor (40.8%), Total E&P Canada (39.2%) and Teck (20%). Suncor is the developer and operator of the Fort Hills project under an operating services contract.

The project is located in Northern Alberta, approximately 90 kilometres north of Fort McMurray. Fort Hills has an estimated contingent resource of 3.3 billion barrels of bitumen. The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 barrels per day (bpd) of bitumen within 12 months. Teck’s share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.

The project has been designed to optimize and protect land use by utilizing the latest technology and approaches to tailings management and reclamation processes. Existing and future water quality standards and environmental regulations will be met or exceeded throughout the life of the project. The project will aim to return all disturbed lands to as close to a natural state as possible.

Based on Suncor’s project cost estimates, Teck’s portion of the fully-escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately C$2.94 billion over four years (2014-2017), including remaining earn-in commitments of C$240 million. The gross overall project costs (all partners) since the project restart in 2011 are estimated by Suncor at a capital intensity of approximately $84,000 per flowing barrel of bitumen, within the range of similar recent oil sands projects.

Teck will hold an investor conference call to discuss the Fort Hills project at 11:30 a.m. Eastern time / 8:30 a.m. Pacific time on Thursday, October 31, 2013. The conference call dial-in is 416.340.8530 or toll free 800.565.0813, no pass code required. Media are invited to attend on a listen-only basis.

This conference call will be simultaneously broadcast via webcast which will include audio and slides. The webcast can be accessed at: http://www.media-server.com/m/p/3jrxtbwu or alternatively, at: www.teck.com under Events. To listen to a post recording of the call, dial either 905.694.9451 or toll free 800.408.3053 and enter access number 2183281 when prompted. The recording will be available from 2:30 p.m. Pacific time October 31, 2013 to 11:59 p.m. Pacific time December 1, 2013.

Cautionary Statement on Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).

Forward-looking statements in this news release relate to our Fort Hills project and include management’s expectations regarding mine life of the project, the expectation that the Fort Hills project and our other oil sands assets will create value and significant cash flow, the estimated contingent resource of 3.3 billion barrels of bitumen, the timing of production of first oil and the increase to 90% of planned production capacity, the expectation that existing and future water quality standards and environmental requirements will be met or exceeded throughout the life of the project and the aim to return all disturbed lands to as close to a natural state as possible.  In addition, forward-looking statements in this news release include the project cost estimates, Teck’s portion of the capital investment for the project and the gross overall project costs.

The forward-looking statements in this news release are based on certain assumptions.  Management’s expectations of mine life are based on the current planned production rate and assume that all resources described in this news release are developed.   In general, estimates of bitumen are based upon a number of factors and assumptions made as of the date on which the resource estimates were determined, such as geological and engineering estimates, which have inherent uncertainties.  Production timing and rate, capital investment and project costs and water quality and environmental standards are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan.

Forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied in such forward-looking information.  Such risks, uncertainties and factors include, among others, unanticipated declines in general economic conditions, risk that the development and operation of the Fort Hills project may not occur in the manner currently contemplated and the results of such development may not be as currently anticipated and risks that resource estimates may prove incorrect.  Fort Hills has contingent resources and there is no certainty that it will be commercially viable to produce contingent resources.

Additional risks relating to the Fort Hills project and the business and operations of Teck are set forth in the company’s continuous disclosure documents filed under Teck’s profile on SEDAR at www.sedar.com.  Teck undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law.  The reader is cautioned not to place undue reliance on forward looking information.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. More information about Teck can be found at www.teck.com.

Investor Contact: Greg Waller Vice President, Investor Relations and Strategic Analysis Tel.: 604.699.4014 E-mail: greg.waller@teck.com	Media Contact: Chad Pederson Tel.: 604.699.5013 E-mail: chad.pederson@teck.com